SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 7)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.

(Name of Subject Company (Issuer))

Innsbruck Acquisition Corp.

Yahoo! Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	458483203
(Titles of classes of securities)	(CUSIP number of class of securities)

Michael Callahan, Esq.

Executive Vice President, General Counsel and Secretary

Yahoo! Inc.

701 First Avenue

Sunnyvale, California 94089

(408) 349-3300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Ora Fisher, Esq.

Jamie Leigh, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Tel: (650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$285,515,451.00	$32,720.07

*	Estimated solely for purposes of calculating the filing fee. This amount assumes the purchase of up to 31,723,939 shares of common stock of the Issuer and was calculated as follows: (i) 25,260,987 shares issued and outstanding (including 946,325 shares subject to a right of repurchase, risk of forfeiture or restrictions on transfer multiplied by $9.00 per share, (ii) 670,494 shares issuable upon the exercise of outstanding warrants multiplied by the $9.00 per share and (iii) 5,792,458 shares issuable pursuant to outstanding options multiplied by $9.00 per share. The share numbers are based on information provided by the Issuer to the Offeror(s) as of November 11, 2011, the most recent practicable date.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,720.07	Filing Party:	Innsbruck Acquisition Corp. and Yahoo! Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 15, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2011, by Innsbruck Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation (“Yahoo!”), relating to an offer by Purchaser to purchase all of the issued and outstanding shares of common stock of interclick, inc., a Delaware corporation (“interclick”), par value $0.001 per share (the “Shares”), at a price of $9.00 per Share, net to the seller in cash, without interest and less any applicable withholding tax (such price, or any different price per Share as may be paid in the Offer (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as exhibits (which, together with any amendments or supplements, collectively constitute the “Offer”). This Amendment is being filed on behalf of Purchaser.

The information contained in the Schedule TO, including any amendments thereto, remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by replacing the second paragraph of Section 17 entitled “Legal Proceedings” of the Offer to Purchase with the following paragraph:

On November 11, 2011, putative class action lawsuits captioned Lieberman v. interclick, Inc., et al., Index No. 7039/2011 (the “Lieberman Action”) and Whaley v. Brauser, et al., Index No. 7038/2011 (the “Whaley Action”) were filed in the Delaware Court of Chancery. On November 17, 2011, an amended complaint was filed in the Whaley Action. The Lieberman and Whaley Actions name as defendants the members of the board of directors of interclick, as well as interclick, Yahoo!, and Purchaser. On November 23, 2011, a putative class action lawsuit captioned Elghanian v. interclick, inc. et al., was filed in the Delaware Court of Chancery (the “Delaware Elghanian Action”). The Delaware Elghanian Action, which is substantially similar to the Elghanian Action previously filed in the Supreme Court of the State of New York, County of New York, names as defendants members of the Board, as well as interclick. The Delaware Elghanian, Lieberman and Whaley Actions allege that the interclick board of directors breached its fiduciary duties to interclick’s stockholders in connection with the Offer and the Merger, that the Offer and the Merger involve an unfair price and an inadequate sales process, and that defendant members of the board of directors of interclick agreed to the transactions to benefit themselves personally. The Delaware Elghanian and Lieberman Actions allege that certain provisions of the Merger Agreement dissuade competing offers for interclick and coerce interclick’s stockholders to support the Offer and the Merger. The Delaware Elghanian and Whaley Action allege that the board of directors of interclick has failed to disclose all information necessary for interclick stockholders to make a decision with respect to the Offer and the Merger. The Lieberman Action and the Whaley Action allege that Yahoo! and Purchaser aided and abetted those breaches of fiduciary duty. The Delaware Elghanian, Lieberman and Whaley Actions seek injunctive relief, including to enjoin the Offer and the Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. The plaintiff in the Whaley Action has also filed a motion for expedited proceedings and a motion for a preliminary injunction. On November 23, 2011, the Delaware Court of Chancery consolidated the Lieberman and Whaley Actions into one consolidated action captioned Whaley v. Brauser, et al., C.A. No. 7038-VCG. The Court of Chancery ruled that the amended complaint in the Whaley Action will serve as the operative complaint. Also on November 23, 2011, the Delaware Court of Chancery entered an Order approving the Stipulated Scheduling Order Regarding Expedited Proceedings in connection with the consolidated Lieberman and Whaley Actions (the “Scheduling Order”). Pursuant to the Scheduling Order, plaintiffs must file their motion for preliminary injunction by December 1, 2011. Defendants’ opposition to that motion is due December 4, 2011, and plaintiffs’ reply in support of their motion is due on December 5, 2011. The Court will hear argument on plaintiffs’ preliminary injunction motion on December 7, 2011. In addition, on November 23, 2011, the plaintiff in the Delaware Elghanian Action filed a motion to modify the Delaware Court of Chancery’s consolidation order to consolidate the Delaware Elghanian Action with the previously consolidated Lieberman and Whaley Actions and to appoint his counsel as Co-Lead and Liaison Counsel in such consolidated action. This motion was withdrawn by the plaintiff in the Delaware Elghanian Action on November 28, 2011. Copies of the complaint in the Delaware Elghanian and Lieberman Actions, the amended complaint in the Whaley Action, and the Delaware Court of Chancery’s consolidation order are attached hereto as exhibits and are hereby incorporated herein by reference. The foregoing description of the Delaware Elghanian Action, the Lieberman Action, the Whaley Action and the Delaware Court of Chancery’s Scheduling Order and consolidation order is qualified in its entirety by reference to the copies of the complaint in the Delaware Elghanian Action, the Lieberman Action, the amended complaint in the Whaley Action and the Delaware Court of Chancery’s Scheduling Order and consolidation order attached hereto as exhibits.

Item 11 of the Schedule TO is hereby amended and supplemented by inserting after the second paragraph of Section 17 entitled “Legal Proceedings” of the Offer to Purchase the following paragraph:

On December 4, 2011, the parties to the consolidated Lieberman Action, the Whaley Action and the Delaware Elghanian Action (collectively the “Actions”) entered into a Memorandum of Understanding (the “MOU”) providing for the settlement of such putative class action lawsuits (the “Settlement”). The Settlement is subject to, among other things, the execution of a stipulation of settlement and approval by the Delaware Court of Chancery. As part of the Settlement, all of the defendants deny all allegations of wrongdoing as alleged by the plaintiffs in the related complaints, but interclick has agreed to provide certain supplemental disclosures as set forth in Amendment No. 7 to the Schedule 14D-9 (“Supplemental Disclosures”). If approved by the court, defendants will be released by the plaintiffs and all members of the relevant class of interclick stockholders from all claims alleged in the Actions, all claims concerning, arising from or otherwise relating to the Transaction, and all claims concerning, arising from or otherwise relating to the disclosures contained in the in the Schedule 14D-9 and the amendments thereof and the Supplemental Disclosures. The Settlement will not affect the amount of consideration to be paid pursuant to the Offer and the Merger. As a result of the Settlement, the argument on plaintiffs’ preliminary injunction motion previously scheduled for December 7, 2011 has been cancelled. A copy of the Memorandum of Understanding is attached hereto as an exhibit and is hereby incorporated herein by reference. The foregoing description of the Memorandum of Understanding and the Settlement is qualified in its entirety by reference to the copy of the Memorandum of Understanding attached hereto as an exhibit.

Item 11 of the Schedule TO is hereby amended and supplemented by replacing the last paragraph of Section 12 entitled “Purpose of the Offer; Plans for interclick after the Offer and the Merger” of the Offer to Purchase with the following paragraph:

On November 8, 2011, a putative class action lawsuit captioned Elghanian v. interclick, inc., et al. was filed in the Supreme Court of the State of New York, County of New York, naming as defendants the members of the board of directors of interclick, as well as interclick (the “Elghanian Action”). On November 16, 2011, an amended complaint was filed in the Elghanian Action. On November 21, 2011, a putative class action lawsuit captioned Parker v. Katz, et al. also was filed in the Supreme Court of the State of New York, County of New York naming as defendants the members of the board of directors of interclick, interclick, Yahoo!, and Purchaser. On November 11, 2011, putative class action lawsuits captioned Lieberman v. interclick, inc., et al. (the “Lieberman Action”) and Whaley v. Brauser et al. (the “Whaley Action”) were filed in the Delaware Court of Chancery, each naming as defendants the members of the board of directors of interclick, as well as interclick, Yahoo!, and Purchaser. On November 17, 2011, an amended complaint was filed in the Whaley Action. On November 22, 2011, the Supreme Court of the State of New York, County of New York stayed the Elghanian Action pending adjudication by the Delaware Court of Chancery of the Lieberman and Whaley Actions, which were consolidated by the Court of Chancery on November 23, 2011. On November 23, 2011, a putative class action lawsuit captioned Elghanian v. interclick, inc., et al. was filed in the Delaware Court of Chancery (the “Delaware Elghanian Action”). The Delaware Elghanian Action names as defendants the members of the board of directors of interclick, as well as interclick. In addition, on November 23, 2011, the plaintiff in the Delaware Elghanian Action filed a motion to modify the Delaware Court of Chancery’s consolidation order to consolidate the Delaware Elghanian Action with the previously consolidated Lieberman and Whaley Actions and to appoint his counsel as Co-Lead and Liaison Counsel in such consolidated action. This motion was withdrawn by the plaintiff in the Delaware Elghanian Action on November 28, 2011. On December 4, 2011, the parties to the consolidated Lieberman Action, the Whaley Action and the Delaware Elghanian Action (collectively the “Actions”) entered into a Memorandum of Understanding (the “MOU”) providing for the settlement of such putative class action lawsuits (the “Settlement”). The Settlement is subject to, among other things, the execution of a stipulation of settlement and approval by the Delaware Court of Chancery. As a result of the Settlement, the argument on plaintiffs’ preliminary injunction motion previously scheduled for December 7, 2011 has been cancelled. See Section 17 — “Legal Proceedings” for a more detailed description of these lawsuits.

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(5)(L)	Memorandum of Understanding, dated as of December 4, 2011 (incorporated by reference to Exhibit (g)(10) to Amendment No. 7 to the Schedule 14D-9 filed by interclick, inc. with the SEC on December 5, 2011).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Innsbruck Acquisition Corp.

BY:	/s/ Michael J. Callahan
Name: Michael J. Callahan Title: Vice President and Secretary

Yahoo! Inc.

BY:	/s/ Michael J. Callahan
Name: Michael J. Callahan Title: Executive Vice President, General Counsel and Secretary

Date: December 5, 2011

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated as of November 15, 2011.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)*	Joint Press Release of Yahoo! and interclick on November 1, 2011 (incorporated by reference to the Schedule TO-C filed by Yahoo! with the SEC on November 1, 2011).

(a)(5)(A)*	Summary Advertisement published in the New York Times on November 15, 2011.

(a)(5)(B)*	Press Release of Yahoo! on November 15, 2011.

(a)(5)(C)*	Complaint filed by Sam Elghanian in the Supreme Court of the State of New York, County of New York, on November 8, 2011.

(a)(5)(D)*	Complaint filed by David Lieberman in the Delaware Court of Chancery, on November 11, 2011.

(a)(5)(E)*	Complaint filed by Ronald Whaley in the Delaware Court of Chancery, on November 11, 2011.

(a)(5)(F)*	Amended Complaint filed by Sam Elghanian in the Supreme Court of the State of New York, County of New York, on November 16, 2011.

(a)(5)(G)*	Amended Complaint filed by Ronald Whaley in the Delaware Court of Chancery, on November 17, 2011.

(a)(5)(H)*	Complaint filed by John Parker in the Supreme Court of the State of New York, County of New York, on November 21, 2011.

(a)(5)(I)*	Order of Consolidation and Appointment of Co-Lead Counsel, issued by the Delaware Court of Chancery on November 23, 2011.

(a)(5)(J)*	Order approving the Stipulated Scheduling Order Regarding Expedited Proceedings, issued by the Delaware Court of Chancery on November 23, 2011.

(a)(5)(K)*	Complaint filed by Siamak “Sam” Elghanian in the Delaware Court of Chancery, on November 23, 2011.

(a)(5)(L)	Memorandum of Understanding, dated as of December 4, 2011 (incorporated by reference to Exhibit (g)(10) to Amendment No. 7 to the Schedule 14D-9 filed by interclick, inc. with the SEC on December 5, 2011).

(d)(1)*	Agreement and Plan of Merger, dated as of October 31, 2011, among Yahoo!, Purchaser and interclick (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Yahoo! with the SEC on November 10, 2011).

(d)(2)*	Form of Tender and Support Agreement entered into by and among Yahoo!, Purchaser and each of Michael Brauser, Barry Honig, Michael Katz, Frank Cotroneo, Brett Cravatt, David Hills, Michael Mathews, William Wise, Roger Clark, Andrew Katz, Keith Kaplan, David Myers and Jason Lynn on October 31, 2011 (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Yahoo! with the SEC on November 10, 2011).

(d)(3)*	Form of Non-Competition Agreement entered into by and among Yahoo! and each of Michael Katz, Andrew Katz, Jason Lynn, David Myers, Michael Marvul, Andrew Greenberg, Jake Dell’Aquila, Joseph Blodgett and Keith Kaplan on October 31, 2011.

(d)(4)*	Mutual Nondisclosure Agreement, dated as of July 2, 2011, by and between interclick and Yahoo!.

(d)(5)*	Letter Agreement, dated as of October 3, 2011, by and between interclick and Yahoo!, as amended on October 23, 2011, October 27, 2011 and October 30, 2011.

(d)(6)*	Employment Offer Letter by and between Yahoo! and Michael Katz.

(d)(7)*	Employment Offer Letter by and between Yahoo! and Andrew Katz.

(d)(8)*	Employment Offer Letter by and between Yahoo! and Jason Lynn.

(d)(9)*	Employment Offer Letter by and between Yahoo! and David Myers.

*	Previously filed.